[Forum Energy Technologies, Inc. Letterhead]

Via EDGAR and Federal Express

December 9, 2011

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Forum Energy Technologies, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 21, 2011
File No. 333- 176603

Ladies and Gentlemen:

Set forth below are the responses of Forum Energy Technologies, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 18, 2011, with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-1, File No. 333-176603, initially filed with the Commission on September 1, 2011 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For your convenience, we will hand deliver three full copies of Amendment No. 2, as well as three copies of Amendment No. 2 that are marked to show all changes made since the filing of Amendment No. 1 to the Registration Statement. We are also concurrently providing certain information responsive to Comments 1 and 8 in a separate letter (the “Supplemental Letter”) with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Supplemental Letter as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which we are requesting confidential treatment.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 2 unless otherwise specified. Unless indicated otherwise, capitalized terms used, but not defined, herein shall have the meaning given to them in the Registration Statement.

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Amendment No. 1 to Registration Statement on Form S-1

General

1. We remind you of comments 3, 4, 5 and 6 in our letter dated October 3, 2011. In this regard, please file the legality opinion (if necessary, in draft form) as an exhibit to your next amendment. Please ensure that you allow sufficient time for our review.

Response:

We acknowledge the Staff’s prior comment 3, and we will include in subsequent amendments to the Registration Statement all information that we are not entitled to omit under Rule 430A.

We further acknowledge the Staff’s prior comment 4, and we will inform the Staff when the amount of compensation allowable or payable to the underwriters has received clearance from FINRA. A subsequent filing relating to the Registration Statement was filed with FINRA on October 24, 2011. Counsel to the underwriters has confirmed to us that, prior to requesting accelerated effectiveness, it will provide the Staff with a copy of the FINRA no objections letter or a representative of FINRA will otherwise contact the Staff to confirm that FINRA has cleared our filing.

We further acknowledge the Staff’s prior comment 5, and we have filed with Amendment No. 2 all exhibits that are currently available, including Exhibit 5.1 – Form of Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered. We will undertake to file with future amendments to the Registration Statement all other omitted exhibits. We will allow sufficient time for the Staff to review all exhibits and for us to respond to any comments that may result from the Staff’s review.

We further acknowledge the Staff’s prior comment 6 and supplementally advise the Staff that, on December 9, 2011, representatives of J.P. Morgan Securities LLC, the lead underwriter for our initial public offering and on behalf of the underwriters, advised us that, based on then-current market conditions, they anticipated that the underwriters would recommend to us a preliminary price range of $[***] – [***] per share. This preliminary price range does not give effect to the stock split that we expect to occur prior to the completion of our initial public offering. Prior to December 9, 2011, each of the underwriters provided the Company with its analysis of the Company’s business, how the underwriter would position the Company for an offering, and valuation methodologies and analyses of comparable companies, but did not provide the Company with any valuation of the Company or a possible price range for the initial public offering. The range above does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful initial public offering with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company. The underwriters expect to be able to provide us with a more narrow range prior to commencement of marketing efforts for the offering and we will include that estimated price range on a post-stock split basis in a future amendment to the Registration Statement. We will allow sufficient time for the Staff to review our complete disclosure and for us to respond to any comments that may result from the Staff’s review.

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2. Please monitor the need to provide updated financial information in your next amendment.

Response:

We acknowledge the Staff’s comment and have included financial statements for the nine months ended September 30, 2011 in Amendment No. 2 and we have updated our financial information throughout Amendment No. 2.

Business, page 91

New Product development and intellectual property, page 125

3. Your response to prior comment 23 from our letter dated October 3, 2011 indicates that amounts expended on company-sponsored research and development were not “significant”. Confirm to us, if true that these amounts were also not material.

Response:

We do not believe that the amounts spent on company-sponsored research and development activities, as defined in FASB ASC 730, Research and Development Costs, were material. Expenses related to our Company-sponsored research and development activities are included in our engineering and research expense category, but only make up a small portion of total engineering and research expenses. The majority of engineering and research expenses are related to labor costs for customer requested modifications to existing products, not company-sponsored research and development activities. Our engineering and research expenses totaled $5.9 million, $8.9 million and $7.0 million for the years ended December 31, 2009 and 2010 and the nine months ended September 30, 2011, respectively.

4. Disclosure in various parts of your filing, including this section, the prospectus summary and risk factors, discusses the importance of research and development to your future success. In view of this stated importance, revise the disclosure here, or elsewhere in your filing, to clarify, if true, that you have not expended material amounts on research and development activities during your three most recent fiscal years. Additionally, describe your intentions with respect to research and development expenditures in future periods.

Response:

We acknowledge the Staff’s comment and have revised our disclosure as requested. We have revised the risk factor on page 35 and the disclosure on page 119 of Amendment No. 2 to reflect that we have not spent material amounts on research and development activities during the three most recently completed fiscal years or during the nine months ended September 30, 2011. Additionally, we have revised references to “research and development initiatives” on pages 8 and 97 of Amendment No. 2 to instead reference “product development initiatives.” With respect to our product development strategy and initiatives discussed in the summary and elsewhere throughout Amendment No. 2, although our approach

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to product development does involve some component of formal research and engineering projects, we most often generate product development ideas, concepts and opportunities while working closely with our customers during the normal course of business. The most significant factors that determine our ability to succeed in product development efforts include the high level of customer contact that we maintain as well as the number of opportunities we have to service our customers’ equipment through our aftermarket and consumable product offering. We have revised our disclosure regarding our product development strategies and initiatives to reflect this broader approach to product development. Please read pages 8, 64, 99, 119, 122 and 123 of Amendment No. 2.

Legal Proceedings, page 129

5. We note your response to our prior comment 25, in which you advise us that “[t]hese cases do not include requests for a specific amount of damages in the applicable claims.” Please enhance your disclosure by including a statement to that effect in your filing.

Response:

We acknowledge the Staff’s comment and have revised our disclosure as requested to include such a statement. Please read page 127 of Amendment No. 2.

Index to financial statements, page F-1

Forum Energy Technologies, Inc. and Subsidiaries

Note 2. Summary of Significant Account Policies, page F-15

Revenue recognition and deferred revenue, page F-20

6. We note your response to prior comment number 34 from our letter dated October 3, 2011. Explain to us in greater detail the basis for your conclusion that the percentage of completion method of revenue recognition is appropriate for the arrangements identified in your response. Specifically, explain to us how you have considered the guidance in FASB ASC paragraph 605-35-15-6a. As part of your response, please address the following:

•	Clarify the extent to which the products are customized as compared to manufactured to customer specification from among a choice of standard selections or options;

•	Clarify the extent to which the products are sold in the ordinary course of business through your normal marketing channels;

•	Clarify the number of cases where products are manufactured for inventory as compared to manufactured for delivery under an existing customer order;

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•	Clarify how much of a final product results from standard work as compared to custom work; and,

•

Tell us of any instances where a product began production intended for inventory and was subsequently designated for delivery under an existing contract or any instances where a product originally intended for delivery under an existing customer contract was subsequently designated for inventory. Explain your accounting under such circumstances.

Response:

As indicated in the previous response, the products for which we utilize the percentage of completion (“POC”) accounting for revenue recognition are: 1. Remotely operated vehicles used in the subsea environment which typically require four months to construct; 2. Trencher vehicles also used in the subsea environment which may take 18 months to construct; and 3. Custom manufactured products primarily used in offshore oilfield operations, such as gas measurement skids and dehydration skids.

For the year ended December 31, 2010 and the nine months ended September 30, 2011, approximately 14% and 11%, respectively, of consolidated revenue, and approximately 9% and 7%, respectively, of consolidated gross profit, was accounted for using POC.

The remotely operated vehicles and trenchers (collectively referred to as “ROVs”) are products included in our Drilling & Subsea segment and comprise the substantial majority of the revenue accounted for under POC. These products are all highly customized and not simply manufactured to customer specifications from among a choice of standard selections. Each of these customized features, within themselves, have multiple customizable options and specifications. With any ROV project, there is design engineering required to achieve the customers’ specific requirements and to support the manufacturing. For example, on an ROV System, the customer may select from among several options for the launch and recovery system (“LARS”), the umbilicals, the tether management system, the various control and power vans, software operating systems, etc. The contribution to total costs of the customizable elements within an ROV system is over 50%.

Due to the nature of these products, ROVs are not sold through our normal marketing channels, such as distribution centers or retail locations. Rather, they are sold by a highly specialized internal sales representative who is knowledgeable about the various subsea projects that are pending or underway and who contacts companies involved in the projects where the ROV may be useful.

During the nine months ended September 30, 2011, we received approximately 22 orders for our ROVs. Sixteen of these orders were manufactured from inception specifically for a customer under a contract, with the remaining units initially built in a sub-component form to be included in our stock of inventory. Typically, these built-for-stock units are connected to inquiries or quotations with customers that we believe have a high probability for a contract. For further

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clarification, upon signing of a contract, the customer’s required specifications and customization would be agreed upon and the manufacturing plan established for completing the unit. Once the contract is signed, revenue and costs are recognized for the unit based on the percentage of completion at that point in time. While the unit is not under a customer contract, the costs are included in inventory and no revenue or profit is recognized. We do not build fully completed ROVs on a speculative basis to be placed into inventory due to the nature of the product.

To provide more background on the accounting for revenue and profit on these ROVs, revenue and estimated manufacturing costs are set out in the original estimate based on contract terms, and are recognized in stages as the contract progresses on a monthly basis. The amount of costs incurred to date is taken as a percentage of the estimated costs to complete and that percentage is applied to the total revenue and estimated profit to determine the income to be recognized in that period. We continually monitor the estimated cost to complete each project and, on a monthly basis, we revise estimates where necessary. Whenever revisions of estimated contract costs and contract values indicate that the remaining contract costs will exceed unrecognized revenue, thus creating a loss, a provision for the total estimated loss is recorded in that period.

When a product is built under a customer contract that is subsequently cancelled, which has only happened in connection with one order during the periods presented in the selected historical financial information in the Registration Statement, the previously recognized revenue is reversed, with the associated costs also reversed and included in inventory at cost. As stated, our experience with these products is that customers rarely cancel a contract. However, if a customer does cancel an order, their obligations are specified in the contract. Typically, the customer is required to pay for any partially completed work. Collecting on these payments is supported by our normal process of requiring milestone payments as the work is being performed. The milestone payments are collected as security. When the ROV is complete, the title to the ROV does not pass to the customer until final delivery and acceptance of the unit. A customer’s rights to a refund are controlled by the contract terms, and our contract terms generally provide that refunds are only granted upon our breach of the contract or a product deficiency.

7. With regard to the revenue arrangements accounted for using the percentage of completion method, provide us the following:

•	Describe for us any refund rights that your customers have;

•	Tell us when title to the equipment passes to the customer; and,

•

Describe the customer rights and obligations in the event an arrangement is cancelled prior to completion and acceptance. In this regard, tell us whether the customer is obligated to pay for, and you have a practice of collecting payment for, partially completed work that exceeds the amount of any revenue previously collected under the milestone payment terms.

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Response:

•	Describe for us any refund rights that your customers have;

As described above, a customer’s rights to a refund are controlled by the contract terms, and our contracts generally provide that refunds are only granted upon our breach of the contract or a product deficiency.

•	Tell us when title to the equipment passes to the customer; and,

As described above, the title to the ROV does not pass to the customer until final delivery and acceptance of the completed unit.

•

Describe the customer rights and obligations in the event an arrangement is cancelled prior to completion and acceptance. In this regard, tell us whether the customer is obligated to pay for, and you have a practice of collecting payment for, partially completed work that exceeds the amount of any revenue previously collected under the milestone payment terms.

As described above, in the event that an arrangement is cancelled prior to completion or acceptance, our contracts typically require that the customer pay for any partially completed work. As mentioned previously, we have only had one cancellation of an order for an ROV during the periods presented in the selected historical financial information in the Registration Statement, and a fee was paid by the customer upon cancellation of that order.

Note 13. Business segments, page F-52

8. We note your response to prior comment 39 and the CODM package provided in Schedule C, which includes discrete financial information for each of the following businesses; Drilling, Subsea, Production Equipment, and Valve Solutions. For each of these businesses, we note that actual results are provided on a monthly basis supplemented with pro forma results on an annual basis. We further note that these pro forma results are calculated as the sum of actual historical results for periods before and after the acquisitions.

The fact that the discrete information is received by the CODM, strongly suggests that such information is used in making decisions about resources and assessing performance. Accordingly, further explain to us why you believe the businesses identified in your CODM package do not represent operating segments. As part of your response, please provide us with the following:

•	A copy of the financial package routinely reviewed by the board of directors;

•	A more detailed discussion of the process through which the CODM makes resource allocation decisions and assesses performance;

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•	A reasonably detailed discussion of the capital and operating process; and,

•	A reasonably detailed discussion of how the compensation of the segment presidents and the business unit managers is determined, including the related approval processes.

Response:

As stated in our previous response letter, we believe that our presentation of two operating segments in our financial statements, Drilling & Subsea (“D&S”) and Production & Infrastructure (“P&I”), is aligned with our organizational structure and is consistent with the manner in which our Chief Executive Officer (the “CEO”), who is the Chief Operating Decision Maker (the “CODM”) of the Company, manages our business. The Company is managed on the basis of two segments, each with its own segment manager that directly reports to the CEO. The CEO makes resource allocation decisions between the two segments and each segment manager is delegated the authority to make allocation and management decisions among the product lines with such manager’s segment.

The information provided to the CODM in the monthly financial package includes an initial page with actual operating profitability financial results on a consolidated company-wide actual basis, with the remainder of the operating results included in the CODM report primarily shown on a pro forma basis (giving effect to our acquisitions as if they had each occurred at the beginning of the period presented) on either a consolidated basis or for each of the two operating segments. Our pro forma information utilized in the CODM report is derived by adding the actual results for the current period to the historical pre-acquisition results of the newly acquired business for the current period.

The discrete financial information referenced above for the four product lines in the June 2011 was revenue, gross profit, gross margin percentage (i.e., gross profit divided by revenue) and revenue by region. While this information provides context for the CODM’s evaluation of each operating segment’s financial performance, the CODM package does not include profit and loss statements, balance sheets or cash flows for the discrete product lines allowing for an assessment of those specific operations. The management of the product lines is delegated by the CODM to the segment managers, and it is the responsibility of the segment managers to evaluate and manage their respective product lines.

The September 2011 consolidated financial reporting package for the third quarter results, together with the October 2011 monthly package, have been supplied as Schedule B and Schedule C to the Supplemental Letter, respectively. This information was included in the appendix of our Board of Director materials as background for the December 8, 2011 Board meeting, and is representative of what is routinely reviewed by the Board. This package is the same as provided to the CODM. This package includes two additional product lines, one in each operating segment, as a result of the acquisitions closed in the third quarter of 2011. The D&S product lines now include Drilling, Subsea and Downhole Products, and P&I product lines include Production Equipment, Valve Solutions and Flow Equipment. The discrete financial information for these six product lines provided to the CODM and to the Board of Directors is limited to revenue, order backlog and top customers. The management of the product lines has been delegated by the CODM to the respective operating segment managers. The CODM alone has authority to assess performance and allocate resources to each of our two business segments on a Company-wide basis. He has not delegated that authority to any other person. In connection with this responsibility, the CODM is aided by the segment managers and other

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direct reports (such as the CFO). We distinguish the CODM’s resource allocation to the two segments from the segment managers’ decisions regarding the use of the resources by each segment due to the fact that only the CODM has the authority to make decisions on how to allocate resources to the two segments. Although they may provide information about the segments to the CODM, no other member of senior management makes the decision on allocation of these resources. This is noted in the description of how the annual plan is created and approved below.

In terms of assessing performance, the two operating segments are reviewed by the CODM. Each of the two segment managers are responsible for their respective areas and consequently on their decisions to use the resources among the product lines within their respective segment. The CODM regularly meets with the segment managers and, as with any CODM, they discuss the operating performance of the segment for which the manager is responsible. The CODM regularly interacts with the members of his direct report group, which includes the segment managers. As part of the interaction, the CODM is apprised of operational matters and segment initiatives and he provides input and advice as needed by the segment managers. Although the CODM will interact with and discuss issues with his direct reports regarding their respective segments, the decision with respect to allocation of resources between each of the two segments rests solely with the CODM. The information used to perform this task (and the task of allocating resources discussed above), which is the information at the segment level, is consistent with how the CODM manages the Company, how the organizational structure is set up for the Company, and the accountability of management of the segments imposed on the segment managers by the CODM.

The annual plan for our Company is developed by the individual segments with the support of other groups within our Company and typically includes revenue and gross profit margin targets for each product line, SG&A budgets for the two operating segments, and expected maintenance and capital expenditure budgets for each operating segment, typically identified by product line. Corporate management prepares a budget for the corporate office expenditures. The corporate office budget includes general management and legal personnel, as well as management for all finance and accounting, information technology and human resource personnel since these functions are managed centrally. These targets and budgets are then consolidated up to the total company targets and operating and capital budgets that are presented to the CEO, in his capacity as our CODM, for his review and approval. As part of that review, the CODM determines how the proposals and the allocation of resources imbedded in the proposals of each segment meet the overall goals and direction of the Company. In the budgeting process, the CODM may adjust the targets or the allocation of resources between the segments, increasing or decreasing the resources allocated to the various segments. The allocation of resources between the segments and the approval of the targets and total operating and capital budgets of each segment are the responsibility of the CODM. Once the targets and budgets have been reviewed and revised by the CODM, the tentative annual plan is typically reviewed with the Board in the December meeting, and the plan is finalized and approved, incorporating feedback from the Board, in its February meeting.

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After the annual plan is approved by the Board, the operating segment managers have unlimited authority and discretion to employ the allocated resources included in the annual plan. Our operating segments are not highly capital intensive and on-going maintenance and growth capital expenditures are typically not significant.

On at least a quarterly basis, the annual plan is reviewed throughout the organization of each segment, including the segment manager, and updated for each operating segment for actual results to date plus the outlook for the remaining months in the year. These revised outlooks are referred to in the monthly reporting package as “Estimates”. These Estimates will also include any changes in capital spending plans from the approved annual plan (sometimes referred to as budget). The Estimates are provided to the CODM, however, he does not participate in preparing the Estimates and does not provide feedback on the proposed Estimates. In addition, the Estimates do not impact the targets for the annual management incentive performance (“MIP”) bonuses, which are based on the annual plan.

Capital and operating expenditures are controlled on an ongoing basis by delegated spending authority limits and documented in properly executed authorizations for expenditures. The Board has delegated to the CODM unlimited authority to spend within the limits of the annual plan, and up to $5 million for discrete projects not included in the annual plan. The CODM has in turn delegated to the operating segment managers the same unlimited authority within their respective segments for expenditures considered “in-plan,” up to $1 million for out-of-plan operating expenditures and up to $0.5 million for amounts above plan capital expenditures.

With respect to compensation, the segment managers’ cash compensation is comprised of a base salary and an annual management incentive performance bonus (“MIP”). These variable bonus awards are based 50% on consolidated financial results of the Company and 50% on the respective operating segment financial achievements, both measured relative to the annual plan.

The segment managers each have three product line managers reporting directly to them and the segment managers are primarily responsible for assessing the respective product line managers’ performance. These product line managers also receive cash compensation with a base salary and MIP component. The MIP targets are derived from the targets set forth in the annual plan and the percentage of salary to be provided as bonus if the targets are met is established centrally through a job grading system, while salaries are reviewed annually by the operating segment managers. The product line manager annual MIP incentives for 2011 are based 50% on consolidated financial results of the Company and 50% on product line results, both measured against the annual plan.

Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 2 to W. Matthew Strock at Vinson & Elkins L.L.P. at (713) 758-3452.

Very truly yours,

FORUM ENERGY TECHNOLOGIES, INC.

By:	/s/ C. Christopher Gaut
C. Christopher Gaut
President, Chief Executive Officer and Chairman of the Board

Enclosures

cc:	Sirimal Mukerjee, Securities and Exchange Commission

W. Matthew Strock, Vinson & Elkins L.L.P.

J. David Kirkland, Jr., Baker Botts L.L.P.

Tull R. Florey, Baker Botts L.L.P